SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR 2005 RESULTS

(Rio de Janeiro – March 15, 2006) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

PETROBRAS reported a consolidated net income of U.S.$ 10,344 million and consolidated net operating revenues of U.S.$ 56,324 million for the year ended December 31, 2005, compared to a consolidated net income of U.S.$ 6,190 million and consolidated net operating revenues of U.S.$ 38,428 million for the year ended December 31, 2004.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

We are proud to present our results for 2005, a year in which we set records for production, profitability and investments. We ended the year with an annual daily production of oil and gas of 2,217 million barrels of oil equivalent (boe), a consolidated net income of U.S.$ 10,344 million and total investments of U.S.$ 10,365 million, all historical records.

In practical terms, we should mention that we surpassed the benchmark of 1.8 million barrels of oil per day (bpd) produced in Brazil, mainly due to the startup of the P-43 and P-48 platforms. We consider this a milestone in the ability of our technical and managerial staff to overcome challenges. These units were well behind in executing their projects and ran serious risks in contractual and operational feasibility. Nevertheless, we were able to reverse the situation and today the two rigs are operating at full production capacity.

We are now quite close to self-sufficiency in providing oil and oil products to our main market - Brazil. This target, which is symbolic for Brazilian society, will materialize in a sustainable manner in 2006, as soon as the recently launched P-50 platform reaches its peak production capacity of 180,000 bpd in the Campos Basin. In a situation in which a scarcity of energy resources, mainly oil, has become more and more evident, achieving self-sufficiency represents an important step toward reducing the perception that the country’s trade balance is at risk. We are proud to be making an important contribution towards reaching this goal.

Our overseas strategy also includes the purchase of assets in Colombia, Paraguay and Uruguay, and the acquisition of 50% of the Passadena Refinery in the United States, an investment of some U.S.$ 370 million that will add value to the oil we produce.

Pursuing the same strategic objective of adding value to its products, Petrobras decided to build a new refinery in the Northeast of Brazil, in the state of Pernambuco, with scheduled investments of U.S.$ 2.5 billion, with the Company providing 50% of the funding. This is the first project for a Petrobras refining facility since closing of the Vale do Paraíba Refinery (Revap) in 1979 in the state of São Paulo.

Our refineries have been adapted to process heavier oil on a permanent basis and to allow for an improvement in the quality of our products and the extracting of added value oil products. We introduced Diesel 500, with 75% less sulfur in its composition, and it is already fueling fleets of buses and trucks in large cities. This new fuel that we developed contributes to improving air quality and is part of our commitment to social and environmental responsibility.

The confidence of our shareholders and investors in our results can be measured by the performance of our shares. During the course of 2005, there was an increase in the average daily financial trading volume of our shares. After the stock split of in September 2005, for the purpose of making shares more accessible to small and medium-sized investors, our shares became the most traded security on the São Paulo Stock Exchange. We expanded our shareholder base and earned an investment grade rating from Moody’s Investor Service for our foreign currency debt - four levels higher than the classification of the Brazilian sovereign risk.

Financial Highlights
				Year ended December 31,
3Q-2005	4Q-2005	4Q-2004	Income statement data	2005	2004
20,263	21,510	14,722	Sales of products and services	74,065	51,954
15,633	16,263	11,096	Net operating revenues	56,324	38,428
(388)	363	597	Financial income (expense), net	(231)	(327)
2,656	3,523	1,707	Net income	10,344	6,190
			Basic and diluted earnings per common and
0.61	0.80	0.39	preferred share (4)	2.36	1.41
2.44	3.20	1.56	Basic and diluted earnings per ADS (4)	9.44	5.64

			Other data
44.2	47.8	40.1	Gross margin (%) (1)	47.0	44.6
17.0	21.7	15.4	Net margin (%) (2)	18.4	16.1
58	58	64	Debt to equity ratio (%) (3)	58	64

			Financial and Economic Indicators
61.53	56.90	44.00	Brent crude (U.S.$/bbl)	54.38	38.21
			Average Commercial Selling Rate for U.S. Dollars
2.3449	2.2507	2.7862	(R$/U.S.$)	2.4350	2.9262
			Period-end Commercial Selling Rate for U.S.
2.2222	2.3407	2.6544	Dollars (R$/U.S.$)	2.3407	2.6544

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Net margin equals net income divided by net operating revenues.
(3) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4) For purposes of comparison, net income per share was recalculated for the prior periods, due to the stock split which became effective as of September 1, 2005.

	U.S.$ million
Balance sheet data	12.31.2005	12.31.2004	Percent Change (12.31.2005 versus 12.31.2004)
Total assets	78,625	63,082	24.6
Cash and cash equivalents	9,871	6,856	44.0
Short-term debt	950	547	73.7
Total long-term debt (4)	12,931	13,344	(3.1)
Total project financings	6,042	5,712	5.8
Total capital lease obligations	1,254	1,335	(6.1)
Net debt (1)	11,306	14,082	(19.7)
Shareholders’ equity (2)	32,917	22,506	46.3
Total capitalization (3)	54,094	43,444	24.5

	U.S.$ million
Reconciliation of Net debt	12.31.2005	12.31.2004
Total long-term debt (4)	12,931	13,344
Plus short-term debt	950	547
Plus total project financings	6,042	5,712
Plus total capital lease obligations	1,254	1,335
Less cash and cash equivalents	9,871	6,856
Net debt (1)	11,306	14,082

(1)	Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.
(2)	Shareholders’ equity includes unrecognized losses in the amount of U.S.$ 1,930 million at December 31, 2005 and U.S.$ 1,975 million at December 31, 2004, in each case related to “Amounts not recognized as net periodic pension cost”.
(3)	Total capitalization means shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.
(4)	In May 2004, PFL and the PF Export Trust, executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes.

			OPERATING HIGHLIGHTS
				Year ended December 31,
3Q-2005	4Q-2005	4Q-2004		2005	2004
			Average daily crude oil and gas production
1,889	1,892	1,680	Crude oil and NGLs (Mbpd) (1)	1,847	1,661
1,725	1,736	1,511	Brazil	1,684	1,493
164	156	169	International	163	168
2,208	2,190	2,160	Natural gas (Mmcfpd) (2)	2,220	2,154
1,626	1,644	1,602	Brazil	1,644	1,590
582	546	558	International	576	564

			Crude oil and NGL average sales price (U.S. dollars per bbl)
54.24	46.05	35.11	Brazil (3)	45.42	33.49
38.28	36.10	27.18	International	34.91	26.51

			Natural gas average sales price (U.S. dollars per Mcf)
2.18	2.43	2.14	Brazil	2.17	1.93
1.68	2.01	1.29	International	1.64	1.17

			Lifting costs (U.S. dollars per boe)
			Crude oil and natural gas – Brazil
15.08	15.96	12.30	Including government take (4)	14.65	10.72
5.44	6.07	4.56	Excluding government take (4)	5.73	4.28
2.78	3.57	2.90	Crude oil and natural gas – International	2.90	2.60

			Refining costs (U.S. dollars per boe)
1.86	2.03	1.63	Brazil	1.90	1.38
1.41	1.35	1.09	International	1.30	1.09
			Refining and marketing operations (Mbpd)
2,114	2,114	2,114	Primary Processed Installed Capacity	2,114	2,114
			Brazil
1,985	1,985	1,985	Installed capacity	1,985	1,985
1,804	1,761	1,727	Output of oil products	1,735	1,696
91%	91%	89%	Utilization	88%	87%
			International
129	129	129	Installed capacity	129	129
103	107	106	Output of oil products	104	101
77%	83%	83%	Utilization	80%	78%
80	79	77	Domestic crude oil as % of total feedstock processed Imports (Mbpd)	80	76
393	360	452	Crude oil imports	352	450
99	65	132	Oil product imports	94	109
149	154	126	Import of gas, alcohol and others	141	124
			Exports (Mbpd)
249	301	137	Crude oil exports (5)	263	181
246	250	193	Oil product exports	241	228
17	13	10	Fertilizer and other exports	13	6
129	15	370	Net imports	70	268
			Sales Volume (thousand bpd)
1,682	1,634	1,625	Oil Products	1,616	1,589
26	67	34	Alcohol and Others	28	32
236	239	227	Natural Gás	228	210
1,944	1,940	1,886	Total	1,872	1,831
564	561	614	Distribution	552	498
(515)	(582)	(548)	Inter-company sales	(513)	(450)
1,993	1,919	1,952	Total domestic market	1,911	1,879
509	560	341	Exports	512	416
413	375	386	International Sales and other operations	385	408
922	935	727	Total international market (5)	897	824
2,915	2,854	2,679	Total	2,808	2,703

(1)	Includes production from shale oil reserves.
(2)	Does not include liquefied natural gas. Includes reinjected gas.
(3)	Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(4)	Government take includes royalties, special government participation and rental of areas.
(5)	Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PIFCo).

Exploration and Production

Crude Oil and NGL

Domestic crude oil and NGL production increased 12.8% to 1,684 thousand barrels per day for 2005, as compared to 1,493 thousand barrels per day for 2004. This increase was primarily due to: (1) the start-up of FPSO-MLS (Marlim Sul) production in June 2004; and (2) the start-up of platforms P-43 in Barracuda and P-48 in Caratinga in December 2004 and February 2005, respectively.

International crude oil and NGL production decreased 3.0% to 163 thousand barrels per day for 2005, as compared to 168 thousand barrels per day for 2004, due to the natural decline in production in some mature fields at the facilities in Angola and Argentina.

Natural Gas

Domestic natural gas production increased 3.4% to 1,644 million cubic feet per day (Mmcfpd) for 2005, as compared to 1,590 Mmcfpd in 2004. This increase was primarily the result of the Cabiúnas project, which is a program designed to meet the petrochemical sector’s increased demands for natural gas.

International gas production increased 2.1% to 576 million cubic feet per day for 2005, as compared to 564 million cubic feet per day in 2004, principally due to increased production at the Bolivia unit, following the increase in gas demand for gas in Brazil and Argentina.

Lifting Costs

Our lifting costs in Brazil, excluding government take (comprised of royalties, special government participation and rental of areas), increased 33.9% to U.S.$ 5.73 per barrel of oil equivalent for 2005, from U.S.$ 4.28 per barrel of oil equivalent for 2004. This increase was primarily due to: (1) higher chartering fees for rigs linked to the increases in the international price of oil; (2) higher expenses for transportation, underwater operations, restoration and maintenance; (3) greater consumption of chemical products for the removal of obstructions and elimination of toxic gases; and (4) higher personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits.

Our lifting costs in Brazil, including government take, increased 36.7% to U.S.$ 14.65 per barrel of oil equivalent for 2005, from U.S.$ 10.72 per barrel of oil equivalent for 2004, due primarily to the higher operating expenses mentioned above, as well as a higher special participation tax resulting from the higher average reference price for domestic oil, based on international market quotations, as well as the 16.8% Real appreciation against the US dollar. The inclusion of P-43 and P-48 in the basis used to calculate the special participation as of 2005 also contributed to the total increase in government participation through the special participation tax.

Our international lifting costs increased 11.5% to U.S.$ 2.90 per barrel of oil equivalent for 2005, as compared to U.S.$ 2.60 per barrel of oil equivalent for 2004. This increase was primarily due to increased expenses for personnel, materials and equipment maintenance costs, and greater third party expenses in Argentina.

Refining

The feedstock (output of oil products) processed by refineries in Brazil increased 2.3% from 1,696 Mbpd during 2004 to 1,735 Mbpd during 2005, due to the production increase in oil products, generated by the improvements in the quality of the basket of products produced by our refineries.

Refining costs

Domestic unit refining costs increased 37.7% to U.S.$ 1.90 per barrel of oil equivalent for 2005, as compared to U.S.$ 1.38 per barrel of oil equivalent for 2004. This increase was primarily due to: (1) higher personnel expenses primarily related to: (a) overtime payments as set forth in our collective bargaining agreement; (b) an increase in our workforce; and (c) a revision in the actuarial calculations relating to future health care and pension benefits; and (2) an increase in costs related to planned stoppages at certain refineries. This increase was also affected by the 16.8% appreciation in the Brazilian Real versus the U.S. dollar on domestically incurred expenses denominated in the local currency.

International unit refining costs increased 19.3% to U.S.$ 1.30 per barrel of oil equivalent for 2005, as compared to U.S.$ 1.09 per barrel of oil equivalent for 2004. This increase was primarily due to expenses incurred for the scheduled shutdowns at the Bolivian and Argentine refineries.

Sales Volume

Our domestic sales volume, consisting primarily of sales of diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas, increased 1.7% to 1,911 thousand barrels per day for 2005, as compared to 1,879 thousand barrels per day for 2004. The increase in sales volume was primarily due to the increase in gasoline sales (4%) resulting from increases in the number of urban vehicles and in the natural gas (9%), greater industrial consumption and a rise in the number of vehicle conversions. The increased sales of these products was partially offset by a reduction in the sales of Fuel Oil (8%) as a result of the strong competition from substitute products such as coal, coke, biomass, wood and natural gas. Diesel consumption remained relatively stable in relation to 2004, because increased use of diesel in agriculture was partially offset by reduced demand in other segments caused by price increases.

Reserves

Proved reserves in Brazil, which are estimated by our management in accordance with the Rule 4-10 of Regulation S-X of the regulations of the U.S. Securities and Exchange Commission (the “SEC”), amounted to 10.48 billion and 10.57 billion barrels of oil equivalent for 2005 and 2004, respectively. Total production increased 10.8% to 667 million barrels of oil equivalent for 2005, as compared to 602 million barrels of oil equivalent for 2004. As of December 31, 2005, our proved reserves to production ratio was 15.7 years.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

  domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas and petrochemical products;

  export sales, which consist primarily of sales of crude oil and oil products;

  international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

  other sources, including services, investment income and foreign exchange gains.
Our expenses include:
  costs of sales (which are composed primarily of labor expenses, cost of operating and purchases of crude oil and oil products); maintaining and repairing property, plants and equipment; depreciation and amortization of fixed assets and depletion of oil fields, and costs of exploration;

  selling, general and administrative expenses; and

  interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

  the volume of crude oil, oil products and natural gas we produce and sell;

  changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

  related changes in domestic prices of crude oil and oil products, which are denominated in Reais;

  fluctuations in the Real/U.S. dollar exchange rate;

  Brazilian political and economic conditions; and

  the amount of taxes and duties that we are required to pay with respect to our operations, by virtue of our status as a Brazilian company and our involvement in the oil and gas industry.

RESULTS OF OPERATIONS FOR 2005 COMPARED TO 2004

The comparison between our results of operations for 2005 and 2004 has been affected by the 16.8% decrease in the average Real/U.S. dollar exchange rate for 2005 as compared to the average Real/U.S. dollar exchange rate for 2004. We refer to this change in the average exchange rate as the “16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.”

The exchange variation resulting from monetary assets and liabilities related to operations of consolidated subsidiaries whose functional currency is not Reais are not eliminated in the consolidation process and such results are accounted for as cumulative translation adjustments.

Revenues

Net operating revenues increased 46.6% to U.S.$ 56,324 million for 2005, as compared to U.S.$ 38,428 million for 2004. This increase was primarily attributable to an increase in prices of our products, both in the domestic market and outside Brazil, an increase in sales volume in the domestic market, and the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Consolidated sales of products and services increased 42.6% to U.S.$ 74,065 million for 2005, as compared to U.S.$ 51,954 million for 2004, primarily due to the increases mentioned immediately above.

Included in sales of products and services are the following amounts that we collected on behalf of the federal or state governments:

  Value-added, PASEP, COFINS and other taxes on sales of products and services and social security contributions. These taxes increased 34.7% to U.S.$ 14,694 million for 2005, as compared to U.S.$ 10,906 million for 2004, primarily due to the increase in prices and sales volume of our products and services; and

  CIDE, the per-transaction tax due to the Brazilian government, which increased 16.3% to U.S.$ 3,047 million for 2005, as compared to U.S.$ 2,620 million for 2004. This increase was primarily attributable to the increase in sales volume of our products and services and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Cost of sales (excluding Depreciation, Depletion and Amortization)

Cost of sales for 2005 increased 40.2% to U.S.$ 29,828 million, as compared to U.S.$ 21,279 million for 2004. This increase was principally a result of:

  a U.S.$ 1,834 million increase in taxes and charges imposed by the Brazilian government totaling U.S.$ 5,410 million for 2005, as compared to U.S.$ 3,576 million for 2004, including an increase in the special participation charge (an extraordinary charge payable in the event of high production and/or profitability from our fields) to U.S.$ 3,016 million for 2005, as compared to U.S.$ 1,883 million for 2004, as a result of higher international oil prices;

  a U.S.$ 1,654 million increase in the cost of imports due to higher prices for the products imported;

  a U.S.$ 1,375 million increase in costs attributable to: (1) maintenance and technical services for well restoration, materials, support for vessels, undersea operations, freight with third parties (these prices are tied to international oil prices) consumption of chemical products to clear out and eliminate toxic gases – principally at Marlim; and (2) higher personnel expenses primarily related to: overtime payments as set forth in our collective bargaining agreement; an increase in our workforce; and a revision in the actuarial calculations relating to future health care and pension benefits;

  a U.S.$ 1,281 million increase in costs associated with our international trading activities, due to increases in volume and prices from offshore operations, conducted by PIFCo;

  a U.S.$ 561 million increase in costs associated with a 9.0% increase in our international market sales volumes;

  a U.S.$ 534 million increase in costs in our Argentinean subsidiary PEPSA mainly due to oil products purchases as a result of total capacity utilization of its refineries and higher sales volume of petrochemical products;

  a U.S.$ 198 million increase in costs associated with a 1.7% increase in our domestic sales volumes; and

  the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Depreciation, depletion and amortization

We calculate depreciation, depletion and amortization of exploration and production assets on the basis of the units of production method. Depreciation, depletion and amortization expenses increased 17.9% to U.S.$ 2,926 million for 2005, as compared to U.S.$ 2,481 million for 2004. This increase was primarily attributable to the following:

  increased property, plant and equipment PP&E expenditures associated with our crude oil and natural gas production; and

  the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Exploration, including exploratory dry holes

Exploration costs, including for exploratory dry holes increased 64.6% to U.S.$ 1,009 million for 2005, as compared to U.S.$ 613 million for 2004. We adopted the amended FAS 19-1 effective January 1, 2005, without material impact. This increase was primarily attributable to the following:

  the increase of U.S.$ 196 million due to a revision in the estimated expenses for dismantling oil and gas producing areas and future well abandonment that affected the exploration costs and was related to new commercial areas, increased estimates of cost to abandon and changes in asset retirement obligations estimates provided by operators in joint ventures;

  an increase of U.S.$ 98 million in geological and geophysical expenses;

  an increase of U.S.$ 16 million in dry holes expenses; and

  the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Impairment of oil and gas properties

For 2005, we recorded an impairment charge of U.S.$ 156 million, as compared to an impairment charge of U.S.$ 65 million for 2004. During 2005, the impairment charge was primarily related to investments in Venezuela (U.S.$ 134 million), due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP). During 2004, the impairment charge was related to producing properties in Brazil and principle amounts were related to the Company’s Cioba off-shore field (U.S.$ 30 million). See Note 10 (d) to our consolidated financial statements for the year ended December 31, 2005.

Selling, general and administrative expenses

Selling, general and administrative expenses increased 54.2% to U.S.$ 4,474 million for 2005, as compared to U.S.$ 2,901 million for 2004.

Selling expenses increased 38.7% to U.S.$ 2,141 million for 2005, as compared to U.S.$ 1,544 million for 2004. This increase was primarily attributable to the following:

  an increase of U.S.$ 338 million in expenses mainly associated with the transportation costs of oil products due mainly to an increase in the exports; and

  the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
General and administrative expenses increased 71.9% to U.S.$ 2,333 million for 2005, as compared to U.S.$ 1,357 million for 2004. This increase was primarily attributable to the following:
  an increase of approximately U.S.$ 287 million in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions;

  an increase of approximately U.S.$ 212 million in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and

  the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.
Research and development expenses

Research and development expenses increased 60.9% to U.S.$ 399 million for 2005, as compared to U.S.$ 248 million for 2004. This increase was primarily related to additional investments in programs for environmental safety, to deepwater and refining technologies of approximately U.S.$ 101 million and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Other operating expenses

Other operating expenses increased 65.6% to a total of U.S.$ 582 million for 2005, as compared to U.S.$ 259 million for 2004.

The charges for 2005 were:
  a U.S.$ 304 million expense for idle capacity from thermoelectric power plants;

  a U.S.$ 153 million loss related to our investments in certain thermoelectric power plants resulting from our contractual obligations to cover losses;

  a U.S.$ 64 million expense for unscheduled stoppages of plants and equipment; and

  a U.S.$ 61 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.
The charges for 2004 were:
  a U.S.$ 110 million expense for idle capacity from thermoelectric power plants;

  a U.S.$ 85 million expense for unscheduled stoppages of plant and equipment; and

  a U.S.$ 64 million increase in contractual losses from compliance with our ship or pay commitments with respect to our investments in the OCP pipeline in Ecuador.

Equity in results of non-consolidated companies

Equity in results of non-consolidated companies decreased 19.2% to a gain of U.S.$ 139 million for 2005, as compared to a gain of U.S.$ 172 million for 2004, primarily due to the results of our investments in: (a) certain thermoelectric and petrochemical companies being lower as certain of these entities have been subsequently purchased and are now consolidated on a line by line basis; and (b) as a result of losses in investments in certain affiliated companies of Petrobras Energia Venezuela S.A, in the amount of U.S.$ 19 million.

Financial income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income decreased 25.7% to U.S.$ 710 million for 2005 as compared to U.S.$ 956 million for 2004. This decrease was primarily attributable to the reduction of fair value adjustments on gas hedge transactions in the amount of U.S.$ 460 million.

This decrease was partially offset by an increase in financial interest income from short-term investments, in the amount of U.S.$ 138 million, primarily attributable to increased investments in securities in 2005 as compared to 2004, due to higher amount of cash and cash equivalents. A breakdown of financial income and expenses is shown in Note 14 to our consolidated financial statements for the year ended December 31, 2005.

Financial expenses

Financial expenses decreased 31.4% to U.S.$ 1,189 million for 2005, as compared to U.S.$ 1,733 million for 2004. This decrease was primarily attributable to:

  a U.S.$ 345 increase in our interest expense capitalized as part of the cost of construction and development of crude oil and natural gas production projects. A breakdown of financial income and expenses is shown in Note 14 to our consolidated financial statements for the year ended December 31, 2005;

  a U.S.$ 130 million decrease of expenses related to hedge transactions. A breakdown of financial income and expenses is shown in Note 14 to our consolidated financial statements for the year ended December 31, 2005; and

  a U.S.$ 120 million decrease in expenses relating to repurchases of our own securities.

Monetary and exchange variation on monetary assets and liabilities, net

Monetary and exchange variation on monetary assets and liabilities, net generated a gain of U.S.$ 248 million for 2005, as compared to a gain of U.S.$ 450 million for 2004. The decrease in monetary and exchange variation on monetary assets and liabilities, net is primarily attributable to the effect of the 11.8% appreciation of the Real against the U.S. dollar during 2005, as compared to the 8.1% appreciation of the Real against the U.S. dollar during 2004.

Employee benefit expense for non-active participants

The employee benefit expense consists of financial costs associated with expected pension and health care costs. Our employee benefit expense increased 52.9% to U.S.$ 994 million for 2005, as compared to U.S.$ 650 million for 2004. This increase in costs was primarily attributable to an increase of U.S.$ 212 million in the annual actuarial calculation of our pension and health care plan liability and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Other taxes

Other taxes, consisting of miscellaneous value-added, transaction and sales taxes, decreased 15.2% to U.S.$ 373 million for 2005, as compared to U.S.$ 440 million for 2004. This decrease was primarily attributable to the decrease of U.S.$ 149 million in the PASEP/COFINS taxes on financial income, due to a reduction to zero in the applicable rate as of August 2, 2004. This decrease was partially offset by the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

Other expenses, net

Other expenses, net are primarily composed of gains and losses recorded on sales of fixed assets, general advertising and marketing expenses and certain other non-recurring charges. Other expenses, net increased 123.6% to U.S.$ 899 million for 2005, as compared to U.S.$ 402 million for 2004.

The most significant charges for 2005 were:
  a U.S.$ 397 million expense for institutional relations and cultural projects;

  a U.S.$ 255 million loss related to the exchange of assets between us and Repsol that occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005; and

  a U.S.$ 139 million expense for legal liability and contingencies related to pending lawsuits.
The most significant charges for 2004 were:
  a U.S.$ 262 million expense for institutional relations and cultural projects;

  a U.S.$ 87 million expense for legal liability and contingencies related to pending lawsuits. See Note 21 to our consolidated financial statements for the year ended December 31, 2005; and

  a U.S.$ 46 million provision for tax assessments received from the Instituto Nacional de Seguridade Social (National Social Security Institute, or INSS). See Note 21 to our consolidated financial statements for the year ended December 31, 2005.

Income tax (expense) benefit

Income before income taxes, minority interest, extraordinary item and accounting changes increased 63.3% to U.S.$ 14,592 million for 2005, as compared to U.S.$ 8,935 million for 2004. The income tax expense increased 99.1% to U.S.$ 4,441 million for 2005, as compared to U.S.$ 2,231 million for 2004, primarily due to the increase in income, mentioned above. This increase was partially offset by the additional tax benefits related to interest on shareholders’ equity that amounted to U.S.$ 791million for 2005, as compared to U.S.$ 650 million for 2004.

The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is shown in Note 4 to our consolidated financial statements for the year ended December 31, 2005.

Extraordinary gain, net of taxes

We recorded an extraordinary gain, net of taxes, in the amount of U.S.$ 158 million due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to a contingent purchase price adjustment on the exchange of assets between us and Repsol occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005.

INCREASE OF AUTHORIZED CAPITAL AND STOCK SPLIT

At an Extraordinary General Meeting held on July 22, 2005, our shareholders approved a four for one stock split, which resulted in the distribution of 3 (three) new shares of the same class for each share held, based on the shareholding structure at August 31, 2005. On July 22, 2005, our shareholders approved an amendment to Article 4 of our By-Laws to cause our capital stock to be split into 4,386,151 thousand shares, of which 2,536,673 thousand are common and 1,849,478 thousand are preferred shares, with no nominal value. As a result of this stock split, the ratio between American Depository Receipt (ADS) and shares of each class changed from one share to one ADS to four shares to one ADS. The stock split and change of ADS ratio were effective as of September 1, 2005. The effect of the stock split is reflected in our consolidated financial statements for the year ended December 31, 2005 and all amounts have been retroactively restated to reflect the 4 to 1 stock split.

The General Extraordinary Shareholders Meeting, held in conjunction with the General Ordinary Meeting on March 29, 2004, approved an increase in authorized capital from R$ 30 billion (U.S.$ 10.4 billion) to R$ 60 billion (U.S.$ 20.8 billion).

THE PETROLEUM AND ALCOHOL ACCOUNT

As defined in Law No. 10,742 of October 06, 2003, the settling of the Petroleum and Alcohol Account with the Federal Government should have been completed by June 30, 2004. We have been working with the Ministry of Mines and Energy–MME and Secretary of the National Treasury–STN in order to resolve the remaining issues necessary to conclude the settlement process.

The remaining balance of the Petroleum and Alcohol Account may be paid as follows: (1) National Treasury Bonds issued at the same amount as the final balance of the Petroleum and Alcohol Account as determined by an audit conducted by the Federal Government; (2) offset of the balance of the Petroleum and Alcohol Account, with any other amount owed by us to the Federal Government, including taxes; or (3) by a combination of the above options.

The following summarizes the changes in the Petroleum and Alcohol Account for the year ended December 31, 2005:

		U.S. $ million
Balance as of December 31, 2004		282
Financial income		9
Translation gain		38

Balance as of December 31, 2005		329

BUSINESS SEGMENTS
.
NET INCOME BY BUSINESS SEGMENT

	U.S.$ million

	Year ended December 31,

	2005	2004
Exploration and Production (1)	9,542	5,961
Supply (1)	2,422	854
Gas and Energy	(473)	154
International	308	243
Distribution	318	200
Corporate	(1,305)	(1,055)
Eliminations	(468)	(167)

Net income	10,344	6,190

(1)	Beginning in 2005, revenues from the sale of oil to third parties are classified in accordance with the points of sale, which are either the Exploration & Production or Supply segments. Before 2005, revenues from the sale of oil were solely allocated to Exploration & Production. The change in classification generated no significant impact on the results reported for these segments. Segment information has not been restated, as it is impractical to gather and collect data for prior periods as to points of sale.

Exploration and Production

Our exploration and production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in the domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at their natural gas processing plants.

Consolidated net income for our exploration and production segment increased 60.1% to U.S.$ 9,542 million for 2005, as compared to U.S.$ 5,961 million for 2004. This increase was primarily attributable to a U.S.$ 9,953 million increase in net operating revenues, primarily related to the 12.8% increase in oil and NGL production, and the 3.4% increase in natural gas production and the positive effects of higher international oil prices on the sales/transfer prices of domestic oil, despite the more moderate price increases of heavy crude oil in the international market compared to lighter crude oil.

The spread between the price of domestic oil sold/transferred and the average Brent price rose from U.S.$ 4.72/bbl in 2004, to U.S.$ 8.96/bbl in 2005.

These effects were partially offset by the following items:

  an increase of U.S.$ 4,234 million in cost of sales as a result of: (1) an increase in our production costs due to the 12.8% increase in oil and NGL production; (2) the 3.4% increase in natural gas production; and (3) an increase in the government take as a result of an increase expenses from special governmental participation due to the higher average reference price for domestic oil, which is based on international market prices; and (4) the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004 about the part of costs originated in Reais; and

  an increase of U.S.$ 412 million in expenses for prospecting and drilling due to the updating of the provision for abandonment of the area, as well as the write-off of dry wells

Supply

Our supply segment includes refining, logistics, transportation, exportation and the purchase of crude oil, as well as the purchase and sale of oil products and fuel alcohol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

Our supply segment registered net income of U.S.$ 2,422 million for 2005, an increase of 183.6% as compared to net income of U.S.$ 854 million for 2004. This increase was primarily a result of an increase of U.S.$ 16,748 million in net operating revenues, primarily related to: (1) an increase in the average realization value of oil products sold in the domestic and foreign markets; (2) an increase in sales volume of oil products in the domestic market and the foreign market; and (3) the 16.8% appreciation in the average exchange rate of the Real against the U.S. dollar on the revenues of the domestic market.

These effects were partially offset by an increase of U.S.$ 14,117 million in the cost of sales, mainly attributable to: (1) an increase in the cost to acquire oil and oil products because of higher international prices despite the increased spread between heavy and light crude; (2) higher refining costs due to the increased complexity of the refining facilities, despite the increase of 2.3% in production of oil products. Part of these effects was offset by the 4.0% increase in national oil processed by the refineries, thus reflecting lower costs of using our own crude.

Gas and Energy

Our gas and energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic electricity production, including investments in domestic natural gas transportation companies, state owned natural gas distributors and thermoelectric companies.

Net operating revenues for 2005 increased to U.S.$ 3,164 million as compared to U.S.$ 2,021 million for 2004, an increase of 56.6% . Despite this increase which was driven by (a) improved energy sales from new contracts; (b) a 8.6% increase in natural gas sales volumes; and (c) the realignment of sales prices for natural gas, consolidated net income for our gas and energy segment decreased in 2005 to a net loss of U.S.$ 473 million, as compared to a U.S.$ 154 million for income for 2004.

The increased revenues were not sufficient to offset losses in the gas and energy activities, because of the following:

  cost of sales increased only by 24.5% from U.S.$ 1,996 million to U.S.$ 2,484 million, however such improvements were offset by higher selling expenses which rose to U.S.$ 612 million in 2005 as compared to U.S.$ 178 million in 2004;

  thermoelectric activities played a significant role in drilling segment results, and losses resulted from continued low prices for thermoelectric energy generation, as well as the non-recurring expenses incurred in 2005 thermoelectric power plant obligations and thermoelectric generation shortfall in the Northeast and fixed costs for non-producing thermoelectrics; and

  in addition, 2004, saw a gain in the fair value adjustment on a gas hedge transaction of U.S.$553 million, while 2005 saw a gain in fair value adjustment on a gas hedge transaction of U. S.$93 million.

International

The international segment represents our international activities conducted in 15 countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Consolidated net income for our international segment was U.S.$ 308 million in 2005, as compared to U.S.$ 243 million in 2004. This increase was primarily a result of an increase of U.S.$ 924 million in net operating revenues, which primarily reflects the effects of increased international oil prices, increased gas sales from Bolivia to Brazil, and sales of natural gas from Bolivia to Argentina that began in mid-2004, despite the lower price on the sale of diesel and gasoline in Argentina due to the restrictions imposed by the government on retail prices.

This effect was partially offset by the following items:

  an increase of U.S.$ 555 million in cost of sales, principally related to the increased sales volume, the increase in the refining costs and an increase in production costs in Bolivia due to the increase of tax on hydrocarbons from 18% to 50% beginning in May 2005, despite the declining production in mature fields in Argentina and Angola;

  an increase of U.S.$ 195 million in income tax expense, mainly attributable to the increase in taxable income in 2005, whose effect was partially offset by using deferred income tax credits of PEPSA related to foreign equity investments; and

  an impairment charge of U.S.$ 134 million related to investments in Venezuela due to the tax and legal changes implemented by the Ministry of Energy and Petroleum of Venezuela (MEP).

Distribution

Our distribution segment represents the oil product and fuel alcohol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A. - BR in Brazil. In accordance with our strategic objectives to increase market share in the LPG distribution segment and consolidate the automotive fuels distribution market in certain regions of Brazil, our distribution business now includes the operations of Liquigás Distribuidora S.A, acquired on August 9, 2004.

Our participation in the Brazilian fuel distribution market in 2005 represented 33.8% of all sales as compared to 31.6% in 2004.

Consolidated net income for the Company´s distribution segment increased 59.0% to U.S.$ 318 million for 2005, as compared to U.S.$ 200 million for 2004, due in large part to an increase of U.S.$ 5,380 million in net operating revenues, mainly attributable to the 10.8% increase in sales volume, largely from the consolidation of Liquigás (purchased in August of 2004) and due the effects of the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004.

These effects were partially offset by the following items:

  an increase of U.S.$ 4,887 million in cost of sales, mainly due to the 10.8% increase in sales volume, and due the effects of the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004; and

  an increase of U.S.$ 347 million in selling, general and administrative expenses, particularly the increase in the commercial and distribution expenses for products and for personnel, and due to the effect of the 16.8% increase in the value of the Real against U.S.$ dollar, in 2005, as compared to 2004.

Corporate

Our corporate segment includes those activities not attributable to other segments, including corporate financial management, overhead related to central administration and other expenses, including actuarial expenses related to our pension and health care plans for non-active participants.

Consolidated net loss for the units that make up our corporate segment increased to U.S.$ 1,305 million in 2005, as compared to a net loss of U.S.$ 1,055 million in 2004.

This increase in net loss was primarily attributable to:

  a U.S.$.401 million increase in selling, general and administrative expenses, primarily due to (1) an increase in employee expenses due to the increase in our workforce and salaries; and an increase in the actuarial calculations relating to future health care and pension benefits due to changes in actuarial assumptions, (2) increase in expenses related to technical consulting services in connection with our increased outsourcing of selected non-core general activities; and (3) the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004;
  a U.S.$.342 million increase in employee benefit expense for non-active participants primarily attributable to the annual actuarial calculation of our pension and health care plan liability and to the 16.8% increase in the value of the Real against the U.S. dollar in 2005, as compared to 2004; and
  a U.S.$ 255 million loss related to the exchange of assets between us and Repsol occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005.

These effects were partially offset by:

  a U.S.$ 158 million gain due to the Escalators Liquidation Agreement entered into on December 29, 2005, and effective as from January 1, 2006, related to the exchange of assets between us and Repsol occurred in 2001. See Note 11(c) to our consolidated financial statements for the year ended December 31, 2005; and
  financial income, net of U.S.$ 53 million in 2005 as compared to financial expenses, net, of U.S.$.576 million in 2004, concerning loans and financing, principally as a result of the rise of the Real in relation to the U.S. dollar in 2005 (11.8%), when compared with the previous year (8.1%).

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements with internally generated funds, short-term debt, long-term debt, project financings and sale and lease back agreements. We believe these sources of funds, together with our strong cash and cash equivalents on hand, will continue to allow us to meet our currently anticipated capital requirements.

Financing Strategy

The objective of our financing strategy is to help us achieve the targets set forth in our Strategic Plan released on August 19, 2005, which provides for capital expenditures of U.S.$ 56.4 billion through 2010. We also aim to increase the average life of our debt portfolio and reduce our cost of capital through a variety of medium and long-term financing arrangements, including supplier financing, project financings, bank financing, securitizations and issuances of debt.

Government Regulation

The Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries are allowed to incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury shortly before issuance.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budget amount for any year also require approval from the Brazilian Senate.

Sources of Funds

Our Cash Flow

At December 31, 2005, we had cash and cash equivalents of U.S.$ 9,871 million as compared to U.S.$ 6,856 million at December 31, 2004.

Operating activities provided net cash flows of U.S.$ 15,115 million in 2005, as compared to U.S.$ 8,155 million in 2004. Major effects to cash generated by operating activities were net operating revenues that increased U.S.$ 17,896 million, primarily due to an increase in sales volume in the domestic market, an increase in prices in both the domestic market and outside Brazil and an increase of exports of oil and oil products.

Net cash used in investing activities increased to U.S.$10,207 million in 2005, as compared to U.S.$ 7,743 million in 2004. This increase was due primarily to our investments in capital expenditures associated with our operating activities, which used U.S.$ 10,365 million of cash including U.S.$ 6,127 million in relation to our exploration and production projects, principally in the Campos Basin.

Financing activities used net cash of U.S.$ 2,625 million in 2005, as compared to providing net cash in the amount of U.S.$ 2,204 million in 2004. Levels of financing activities for year ended December 31, 2005 and 2004 remained significantly unchanged. Dividends paid in the year ended December 31, 2005 were U.S.$ 2,110 million.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost completely by international banks and under our commercial paper program. At December 31, 2005, our short-term debt (excluding current portions of long-term obligations) increased to U.S.$ 950 million as compared to U.S.$ 547 million at December 31, 2004. This increased use of short-term credit facilities was due to advantageous market conditions in Argentina.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and financing from the Banco Nacional de Desenvolvimento Econômico e Social (the Brazilian National Development Bank, or BNDES) and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt, totaled U.S.$ 12,931 million at December 31, 2005, as compared to U.S.$ 13,344 million at December 31, 2004. This decrease was a result of our decision to pay down some of our long-term obligations.

Included in these figures at December 31, 2005 are the following international debt issues:

Notes	Principal Amount
 10.00% Notes due 2006
 6.625% Step Down Notes due 2007(1)
 9.125% Notes due 2007(2)
 9.875% Notes due 2008(2)
 6.750% Senior Trust Certificates due 2010(3)
 Floating Rate Senior Trust Certificates due 2010(3)
 9.750% Notes due 2011(2)
 6.600% Senior Trust Certificates due 2011(3)
 Floating Rate Senior Trust Certificates due 2013(3)
 4.750% Senior Exchangeable Notes due 2007(4)
 Global Step-up Notes due 2008(5)
 9.125% Global Notes due 2013(6)
 8.375% Global Notes due 2018(6)
 3.748% Senior Trust Certificates due 2013(3)
 6.436% Senior Trust Certificates due 2015 (3)
 9.375% Notes due 2013(7)
7.75% Global Notes due 2014(2)	U.S.$ 250 million
 EUR 134 million
 U.S.$ 500 million
 U.S.$ 450 million
 U.S.$ 95 million
 U.S.$ 55 million
 U.S.$ 600 million
 U.S.$ 300 million
 U.S.$ 300 million
 U.S.$ 338 million
 U.S.$ 400 million
 U.S.$ 750 million
 U.S.$ 750 million
 U.S.$ 200 million
 U.S.$ 550 million
 U.S.$ 100 million
U.S.$ 600 million

(1)	Euro; U.S.$ 1.1825 = EUR 1.00 at December 31, 2005.
(2)	Issued by PIFCo, with support from us through a standby purchase agreement and with insurance against 18 months of inconvertibility and transfer risk for interest payments.
(3)	Issued by PIFCo in connection with a financing program supported by future sales of bunker fuel and fuel oil.
(4)	Issued by PIFCo on October 17, 2002 in connection with our acquisition of PEPSA.
(5)
The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00 % per year until April 1, 2006 and at rate of 12.375% per year thereafter, with interest payable semi-annually. Issued by PIFCo, with support from us through a standby purchase agreement.

(6)	Issued by PIFCo for general corporate purposes, with support from us through a standby purchase agreement.
(7)	Issued by PEPSA on October 31, 2003 to cancel existing liabilities.

Project financings

Since 1997, we have utilized project financings to provide capital for our large exploration and production and related projects, including some natural gas processing and transportation systems. All of these projects, and the related debt obligations of special purpose companies established for these financings, are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financings, plus the current portion of our project financings, totaled U.S.$ 6,042 million at December 31, 2005, as compared to U.S.$ 5,712 million at December 31, 2004.

Extinguished securities

At December 31, 2005 and 2004, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$ 2,078 million and U.S.$ 2,013 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest are removed from the presentation of marketable securities and long-term debt. See Note 13 to our consolidated financial statements for the year ended December 31, 2005.

Off Balance Sheet Arrangements

At December 31, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Uses of Funds

Capital Expenditures

In the pursuit of the goals outlined in our Strategic Plan we continue to prioritize capital expenditures for the development of crude oil and natural gas production projects through internal investments and through structured undertakings with partners.

We invested a total of U.S.$ 10,365 million in 2005, a 34.3% increase from our investments in 2004. Our investments in 2005 were primarily directed towards increasing our production capabilities in the Campos Basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total amount of capital expenditures in 2005, U.S.$ 6,127 million were made in connection with exploration and development projects mainly in the Campos Basin (59.1%), which includes investments financed through project financing structures.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2005 and 2004:

Activities

		U.S.$ million
		Year ended December 31,
		2005	2004
•	Exploration and Production	6,127	4,574
•	Supply	1,749	1,367
•	Gas and Energy	694	782
•	International:
•	Exploration and Production	1,067	666
•	Supply	79	43
•	Distribution	16	12
•	Gas and Energy	13	6
•	Distribution	207	47
•	Corporate	413	221

Total capital expenditures		10,365	7,718

Dividends

Based on our financial results and cash available for distribution, our Board of Directors are submitting for approval of the shareholders at the Ordinary General Meeting to be held on April 03, 2006, dividends in the amount of U.S.$ 2,998 million (U.S.$ 1.68 per share). This Dividend include interest on capital approved by the Board of Directors on June 17, 2005, in the amount of U.S.$ 933 million (U.S.$ 0.21 per share), which was made available to shareholders on January 5, 2006, based on the shareholding position of June 30, 2005. The dividend proposed also includes interest on capital approved by the Board of Directors on December 16, 2005, which will be made available until March 31, 2006 based on the shareholding position of December 31, 2005, in the amount of U.S.$ 936 million (U.S.$ 0.21 per share), and an additional parcel, approved by the Board of Directors on February 17, 2006, in the amount of U.S.$ 468 million (U.S.$ 0.11 per share), based on the shareholding position of December 31, 2005. All per share and dividends have been restated for the 4 to 1 stock split which was effective September 1, 2005.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 22 to our consolidated financial statements for the year ended December 31, 2005.

Contractual Obligations

The following table summarizes our outstanding contractual obligations at December 31, 2005:

	Payments due by period (in millions of U.S.$ dollars)

					More
Contractual Obligations	Total	Less than	1-3 years	3-5 years	than 5
		year			years
Balance Sheet Items:
Long Term Debt Obligations	13,881	2,378	3,556	2,253	5,694
Pension Fund Obligations (1)	14,422	722	1,638	1,956	10,106
Project Financings Obligations	6,042	2,413	1,824	1,174	631
Capital (Finance) Lease obligations	1,254	239	443	399	173

Total Balance Sheet Items	35,599	5,752	7,461	5,782	16,604

Other Long-Term Contractual
Natural Gas Ship-or-Pay	6,933	488	983	991	4,471
Contract Service Obligations	7,343	3,124	3,264	640	315
Natural Gas Supply Agreements	7,275	769	1,260	966	4,280
Operating Lease Obligations	5,917	1,712	2,688	1,162	355
Purchase Obligations	1,546	765	715	66	-

Total Other Long-Term	29,014	6,858	8,910	3,825	9,421

Total	64,613	12,610	16,371	9,607	26,025

(1)
There are plan assets in the amount of U.S.$ 9,413 million that guarantee the pension plan obligations. These assets are presented as a reduction to the net actuarial liabilities. See Note 18 to our consolidated financial statements for the year ended December 31, 2005.

First auction of energy capacity

On December 16, 2005 the Brazilian Agency for Electric Energy Affairs (Agência Nacional de Energia Elétrica – ANEEL) organized a public sale of electricity capacity derived from new enterprises, with the objective of supplying the National System of Energy (Sistema Interligado Nacional – SIN) under the Regulated Environment of Contraction (Ambiente de Contratação Regulada – ACR).

Such regulated contraction must be formalized through bilateral contracts named Energy Contracts under the Regulated Environment (Contrato de Comercialização de Energia no Ambiente Regulado – CCEAR) and signed between the producer and all the purchasing distribution companies.

The CCEAR predicts that the producer’s revenue will be composed of both fixed and variable parcels, which must be paid monthly by the purchaser. The fixed parcel comprehends a charge to provide for the recovery of the cost of the plant and related financing. The variable parcel will be obtained by the product of the variable cost stated in the CCEAR times the difference between the energy produced and the amount related to the fixed parcel.

In this first auction of energy from new enterprises, we sold 1,391 MW of capacity that will be produced by its thermoelectric plants: Eletrobolt, MPX Termoceará Ltda., TERMORIO S. A., Três Lagoas and Cubatão. The future revenues are calculated for sales of available capacity from our power plants generating fixed revenue for a term of 15 years in current values of U.S.$ 85 million/year from 2008 with the sale of 352 MW, of an additional U.S.$ 90 million/year beginning from 2009 with the sale of a further 469 MW and an additional U.S.$ 119 million/year beginning from 2010 with the sale of 570 MW. Additionally we will receive reimbursement for variable costs of operation, as per already established parameters and the actual dispatch of the power plants.

The contracts related to the energy auction were not signed yet, and effects of such will be recognized in the financial statements and contractual obligations table in future years.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2005	4Q-2005	4Q-2004		2005	2004

20,263	21,510	14,722	Sales of products and services	74,065	51,954
			Less:
			Value-added and other taxes on sales and
(3,689)	(4,545)	(2,954)	services	(14,694)	(10,906)
(941)	(702)	(672)	CIDE	(3,047)	(2,620)

15,633	16,263	11,096	Net operating revenues	56,324	38,428

(8,723)	(8,491)	(6,652)	Cost of Sales	(29,828)	(21,279)
(738)	(787)	(667)	Depreciation, depletion and amortization	(2,926)	(2,481)
(162)	(571)	(176)	Exploration, including exploratory dry holes	(1,009)	(613)
	(156)	(65)	Impairment	(156)	(65)
(1,070)	(1,517)	(912)	Selling, general and administrative expenses	(4,474)	(2,901)
(109)	(124)	(68)	Research and development expenses	(399)	(248)
(73)	(333)	(84)	Other operating expenses	(582)	(259)

(10,875)	(11,979)	(8,624)	Total costs and expenses	(39,374)	(27,846)

39	26	31	Equity in results of non-consolidated companies	139	172
1	624	411	Financial income	710	956
(165)	(280)	(303)	Financial expense	(1,189)	(1,733)
			Monetary and exchange variation on monetary
(224)	19	489	assets and liabilities, net	248	450
			Employee benefit expense for non-active
(250)	(286)	(182)	participants	(994)	(650)
(90)	(116)	(95)	Other taxes	(373)	(440)
(65)	(297)	(76)	Other expenses, net	(899)	(402)

(754)	(310)	275		(2,358)	(1,647)
			Income before income taxes, minority interest,
4,004	3,974	2,747	extrarodinary item and accounting change	14,592	8,935

(1,422)	(1,310)	(647)	Current	(4,223)	(2,114)
(88)	462	20	Deferred	(218)	(117)

(1,510)	(848)	(627)	Total income tax expense	(4,441)	(2,231)

			Minority interest in results of consolidated
162	239	(413)	subsidiaries	35	(514)

			Income before effect of change in accounting
2,656	3,365	1,707	principle	10,186	6,190

-	158	-	Extraordinary gain net of tax	158	-

2,656	3,523	1,707	Net income for the period	10,344	6,190

			Weighted average number of shares outstanding
2,536,673,672	2,536,673,672	2,536,673,672	Common	2,536,673,672	2,536,673,672
1,849,478,028	1,849,478,028	1,849,478,028	Preferred	1,849,478,028	1,849,478,028

			Basic and diluted earnings per share
			Common and Preferred
			Before extraordinary item and effect of
0.61	0.77	0.39	change in accounting principle	2.32	1.41

			After extraordinary item and effect of	2.36	1.41
0.61	0.80	0.39	change in accounting principle

			Basic and diluted earnings per ADS
			Before extraordinary item and effect of
2.44	3.08	1.56	change in accounting principle	9.28	5.64

			After extraordinary item and effect of
2.44	3.20	1.56	change in accounting principle	9.44	5.64

Balance Sheet
(in millions of U.S. dollars, except for share data)

	As of December	As of December
	31, 2005	31, 2004
Assets
Current assets
Cash and cash equivalents	9,871	6,856
Marketable securities	456	388
Accounts receivable, net	6,184	4,285
Inventories	5,305	4,904
Other current assets	3,962	2,993

Total current assets	25,778	19,426

Property, plant and equipment, net	45,920	37,020

Investments in non-consolidated companies and other investments	1,810	1,862

Other assets
Petroleum and Alcohol Account – Receivable from Federal Government	329	282
Government securities	364	326
Marketable securities	129	313
Goodwill	237	211
Advances to suppliers	489	580
Prepaid expenses	246	271
Fair value asset of gas hedge	547	635
Others	2,776	2,156

Total other assets	5,117	4,774

Total assets	78,625	63,082

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	3,838	3,284
Taxes payable, other than income taxes	3,212	2,298
Short-term debt	950	547
Current portion of long-term debt	1,428	1,199
Current portion of project financings	2,413	1,313
Current portion of capital lease obligations	239	266
Dividends and interest on capital payable	3,068	1,900
Other current liabilities	3,007	2,521

Total current liabilities	18,155	13,328
Long-term liabilities
Long-term debt	11,503	12,145
Project financings	3,629	4,399
Employees’ benefits obligation - Pension	3,627	2,915
Employees’ benefits obligation - Health care	3,004	2,137
Capital lease obligations	1,015	1,069
Thermoelectric liabilities	-	1,095
Deferred purchase incentive	144	153
Other liabilities	3,557	2,458

Total long-term liabilities	26,479	26,371
Minority interest	1,074	877
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2005 and 2004 - 1,849,478,028 shares	4,772	4,772
Common stock – 2005 and 2004 - 2,536,673,672 shares	6,929	6,929
Reserves and others	21,216	10,805

Total shareholders' equity	32,917	22,506

Total liabilities and shareholders’ equity	78,625	63,082

Statement of Cash Flows Data
(in millions of U.S. dollars)

				Year ended December 31,
3Q-2005	4Q-2005	4Q-2004		2005	2004
			Cash flows from operating activities
2,656	3,523	1,707	Net income for the period	10,344	6,190
			Adjustments to reconcile net income to net cash
			provided by operating activities:
739	786	642	Depreciation, depletion and amortization	2,926	2,481
			Loss on property, plant and equipment and dry
386	338	331	holes costs	889	751
(11)	26	(16)	Amortization of deferred purchase incentive	(8)	(16)
88	(462)	(20)	Deferred income taxes	218	117
56	(5)	33	Accretion expense – asset retirement obligation	51	33
(40)	295	(181)	Foreign exchange and monetary loss (gain)	140	23
(223)	63	184	Others	270	144

			Decrease (increase) in assets:

(558)	(681)	(179)	Accounts receivable, net	(1,551)	(1,027)
(2)	(3)	2	Petroleum and Alcohol Account	(9)	(20)
(453)	656	(72)	Inventories	38	(1,527)
(44)	(30)	42	Advances to suppliers	(167)	3
(451)	395	234	Recoverable taxes	3	(38)
(168)	(272)	(435)	Others	(420)	(475)

			Increase (decrease) in liabilities
664	(656)	203	Trade accounts payable	275	838
63	471	(25)	Taxes payable, other than income taxes	566	(65)
423	(400)	211	Income taxes	(56)	120
(31)	(23)	170	Contingencies	(65)	81
			Employee’s postretirement benefits, net of
278	394	166	unrecognized pension obligation	1,204	733
296	335	92	Other liabilities	467	(191)

3,668	4,750	3,089	Net cash provided by operating activities	15,115	8,155

(2,131)	(3,740)	(2,383)	Cash flows from investing activities	(10,207)	(7,743)

138	(175)	52	Cash flows from financing activities	(2,625)	(2,204)

1,675	835	758	Increase (decrease) in cash and cash equivalents	2,283	(1,792)

			Effect of exchange rate changes on cash and cash
508	(376)	284	equivalents	732	304
7,229	9,412	5,814	Cash and cash equivalents at beginning of period	6,856	8,344

9,412	9,871	6,856	Cash and cash equivalents at the end of period	9,871	6,856

Income Statement by Segment

	Year ended December 31, 2005
	U.S.$ million

	E&P(1)	SUPPLY (1)	GAS
			&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	1,874	33,229	1,932	3,647	15,642	-	-	56,324
Inter-segment net operating revenues	26,950	12,286	1,232	881	225	-	(41,574)	-

Net operating revenues	28,824	45,515	3,164	4,528	15,867	-	(41,574)	56,324

Cost of sales	(11,327)	(40,033)	(2,484)	(2,425)	(14,357)	-	40,798	(29,828)
Depreciation, depletion and amortization	(1,571)	(644)	(105)	(461)	(100)	(45)	-	(2,926)
Exploration, including exploratory dry holes	(882)	-	-	(283)	-	-	-	(1,165)
Selling, general and administrative expenses	(357)	(1,195)	(612)	(424)	(914)	(1,027)	55	(4,474)
Research and development expenses	(153)	(55)	(22)	(2)	(1)	(166)	-	(399)
Other operating expenses	(29)	(36)	(457)	(60)	-	-	-	(582)

Cost and expenses	(14,319)	(41,963)	(3,680)	(3,655)	(15,372)	(1,238)	40,853	(39,374)

Equity in results of non-consolidated
companies	-	10	56	68	-	5	-	139
Financial income (expenses), net	(197)	273	(17)	(354)	11	53	-	(231)
Employee benefit expense for non-active
participants	-	(2)	-	-	-	(992)	-	(994)
Other taxes	(20)	(32)	(23)	(51)	(68)	(179)	-	(373)
Other expenses, net	(31)	(101)	(28)	(37)	44	(746)	-	(899)

Income (loss) before income taxes and
minority interest	14,257	3,700	(528)	499	482	(3,097)	(721)	14,592

Income tax benefits (expense)	(4,888)	(1,237)	114	(153)	(164)	1,634	253	(4,441)
Minority interest	173	(41)	(59)	(38)	-	-	-	35

	9,542	2,422	(473)	308	318	(1,463)	(468)	10,186

Extraordinary gain net of tax	-	-	-	-	-	158	-	158

	9,542	2,422	(473)	308	318	(1,305)	(468)	10,344

Net income (loss)

(1)
In 2005 revenues from commercialization of oil to third parties are being classified in accordance with the points of sale, which could be Exploration & Production or Supply segments. Until 2004, revenues from commercialization of oil were completely allocated to Exploration & Production. This classification generated no significant impact on the results reported for these segments and segments information has not been restated as it is impractical to gather and collect data for prior periods as to point of sale.

Income Statement by Segment

	Year ended December 31, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

STATEMENT OF INCOME

Net operating revenues to third parties	2,487	20,981	1,547	3,085	10,328	-	-	38,428
Inter-segment net operating revenues	16,384	7,786	474	519	159	-	(25,322)	-

Net operating revenues	18,871	28,767	2,021	3,604	10,487	-	(25,322)	38,428

Cost of sales	(7,093)	(25,916)	(1,996)	(1,870)	(9,470)	-	25,066	(21,279)
Depreciation, depletion and amortization	(1,322)	(548)	(100)	(423)	(59)	(29)	-	(2,481)
Exploration, including exploratory dry holes	(470)	-	(13)	(195)	-	-	-	(678)
Selling, general and administrative
expenses	(235)	(960)	(178)	(335)	(567)	(626)	-	(2,901)
Research and development expenses	(109)	(53)	(9)	(2)	(2)	(73)	-	(248)
Other operating expenses	(41)	(44)	(110)	(64)	-	-	-	(259)

Cost and expenses
	(9,270)	(27,521)	(2,406)	(2,889)	(10,098)	(728)	25,066	(27,846)
Equity in results of non-consolidated
companies	-	12	68	92	-		-	172
Financial income (expenses), net	(143)	82	730	(417)	(3)	(576)	-	(327)
Employee benefit expense for non-active
participants	-	-	-	-	-	(650)	-	(650)
Other taxes	(12)	(25)	(30)	(47)	(54)	(272)	-	(440)
Other expenses, net	(46)	11	(87)	6	(80)	(206)	-	(402)

	(201)	80	681	(366)	(137)	(1,704)		(1,647)
Income (loss) before income taxes and
minority interest	9,400	1,326	296	349	252	(2,432)	(256)	8,935

Income tax benefits (expense)	(3,217)	(438)	(32)	42	(52)	1,377	89	(2,231)
Minority interest	(222)	(34)	(110)	(148)	-		-	(514)

Net income (loss)	5,961	854	154	243	200	(1,055)	(167)	6,190

Other Expenses, Net by Segment

	Year ended December 31, 2005
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Institutional Relations and Culture Projects	-	(3)	-	-	(40)	(354)	-	(397)

Profits/Losses in Exchanges of Assets	-	-	-	-	-	(255)	-	(255)

Losses resulted from Legal Proceedings	(12)	(128)	-	(12)	34	(21)	-	(139)

Others	(19)	30	(28)	(25)	50	(116)	-	(108)

	(31)	(101)	(28)	(37)	44	(746)	-	(899)

	Year ended December 31, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
Provision for losses on financial exposure -
Thermoelectric power plants	-	-	13	-	-	-	-	13

INSS contingencies for joint liability	(46)	-	-	-	-	-	-	(46)

Losses resulted from Legal Proceedings	(27)	(12)	-	-	(43)	(5)	-	(87)

Institutional Relations and Culture Projects	-	(3)	-	-	(35)	(224)	-	(262)

Others	27	26	(100)	6	(2)	23		(20)

	(46)	11	(87)	6	(80)	(206)	-	(402)

Selected Balance Sheet Data by Segment

	Year ended December 31, 2005
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	3,484	8,835	1,816	2,403	2,077	9,958	(2,795)	25,778

Cash and cash equivalents	701	617	764	588	159	7,042	-	9,871
Other current assets	2,783	8,218	1,052	1,815	1,918	2,916	(2,795)	15,907

Investments in non-consolidated
companies and other investments	9	822	438	417	20	104	-	1,810

Property, plant and equipment, net	25,869	8,085	5,326	4,655	1,236	782	(33)	45,920

Non current assets	971	396	1,349	453	392	5,151	(3,595)	5,117

Petroleum and Alcohol Account	-	-	-	-	-	329	-	329
Government securities held-to-	-	-	-	-	-	364	-	364
maturity
Other assets	971	396	1,349	453	392	4,458	(3,595)	4,424

Total assets	30,333	18,138	8,929	7,928	3,725	15,995	(6,423)	78,625

Selected Balance Sheet Data for International Segment

	Year ended December 31, 2004
	U.S.$ million

			GAS
	E&P	SUPPLY	&	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY

Current assets	2,551	7,341	1,139	1,940	1,717	6,506	(1,768)	19,426

Cash and cash equivalents	878	496	178	490	104	4,710	-	6,856
Other current assets	1,673	6,845	961	1,450	1,613	1,796	(1,768)	12,570

Investments in non-consolidated
companies and other investments	8	919	307	516	25	87	-	1,862

Property, plant and equipment, net	20,458	6,333	4,506	4,160	1,011	571	(19)	37,020

Non current assets	1,270	438	1,331	316	265	6,783	(5,629)	4,774

Petroleum and Alcohol Account	-	-	-	-	-	282	-	282
Government securities held-to-maturity	-	-	-	-	-	326	-	326
Other assets	1,270	438	1,331	316	265	6,175	(5,629)	4,166

Total assets	24,287	15,031	7,283	6,932	3,018	13,947	(7,416)	63,082

Selected Balance Sheet Data for International Segment

	Year ended December 31, 2005
	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL

ASSETS	6,017	1,335	1,005	186	2,883	(3,498)	7,928

STATEMENT OF INCOME

Net Operating Revenue	2,396	2,358	568	1,094	22	(1,910)	4,528

Net operating revenues to third parties	920	1,079	536	1,090	22	-	3,647
Inter-segment net operating revenues	1,476	1,279	32	4	-	(1,910)	881

Net income (loss)	388	49	71	(10)	(212)	22	308

	Year ended December 31, 2004
	U.S.$ million
	INTERNATIONAL

	E&P	SUPPLY	GAS &	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL

ASSETS	4,898	1,162	721	197	2,155	(2,201)	6,932

STATEMENT OF INCOME

Net Operating Revenue	1,800	2,160	431	880	18	(1,685)	3,604

Net operating revenues to third parties	713	1,084	405	865	18	-	3,085
Inter-segment net operating revenues	1,087	1,076	26	15	-	(1,685)	519

Net income (loss)	194	208	69	(134)	(91)	(3)	243

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 22nd floor
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 3224-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2006

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually oc cur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.